August 7, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry Spirgel

Re:	Shutterfly, Inc., File No. 001-33031

Dear Mr. Spirgel:

We have received your letter of July 30, 2008, conveying comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K filed by Shutterfly, Inc. (the “Company” or “Registrant”) for the fiscal year ended December 31, 2007, as amended.  Responses to your comments are provided below on behalf of the Company.  Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Part III

Item 11.  Executive Compensation

Executive Compensation

Summary Compensation Table, Proxy Statement page 39

Grants of Plan-Based Awards Table, Proxy Statement page 40

1.
We note that the annual cash bonuses paid to the named executive officers, other than the chief executive officer, under the company’s 2007 Bonus Plan are reported under the Bonus column of the Summary Compensation Table.  In your future filings, please revise your presentation to disclose payments made under your bonus incentive plan in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.  Also, revise the supplemental Grants of Plan-Based Awards Table to disclose the information required with respect to awards under non-equity incentive plans.  See Items 402(c)(2)(vii) and 402(d)(2)(iii) of Regulation S-K, and Release No. 33-8237A (August 29, 2006).  See also Section 119, Question 119.02 of our Compliance & Disclosure Interpretations (last updated:  July 3, 2008) available on our website at www.sec.gov.

Response:

We have reviewed Items 402(c)(2)(vii) and 402(d)(2)(iii) of Regulation S-K, the Commission’s Release No. 33-8732A (August 29, 2006) and Section 119, Question 119.02 of the Commission’s Compliance & Disclosure Interpretations.  We confirm that in the Company’s future filings, we will present the annual cash bonuses paid to the Company’s named executive officers under our bonus incentive plans in the Non-Equity Plan Compensation column of the Summary Compensation Table and will provide the information required with respect to the bonus incentive plans in the Grants of Plan-Based Awards Table, in accordance with these rules and interpretive guidance.

Part IV

Item 15.  Exhibits

Exhibits 31.1 and 31.2

2.
We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In your future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

We confirm that in our future filings, the identification of the certifying individual at the beginning of the certifications filed as Exhibits 31.1 and 31.2 will not include the individual’s title.

Signatures, page S-1

3.	In your future filings, identify the person signing the Form 10-K as your principal accounting officer or controller. See General Instruction D to Form 10-K.

Response:

We confirm that in future filings of Forms 10-K, we will identify the person signing the Form 10-K as the Company’s principal accounting officer or controller.

     *     *     *     *

As requested, please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Mark J. Rubash, our Chief Financial Officer, at (650) 610-5417, Robert Freedman, our securities counsel at Fenwick & West LLP, at (650) 335-7292, or me at (650) 610-3555.

Sincerely,
/s/ Douglas Appleton
Douglas Appleton
Vice President, Legal
Shutterfly, Inc.